                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13D/A-3

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                         REPUBLIC AIRWAYS HOLDINGS INC.
                    ----------------------------------------
                                (Name of issuer)

                     Common Stock, $.001 Par Value Per Share
                    ----------------------------------------
                         (Title of class of securities)

                                   760276 10 5
                           --------------------------
                                 (CUSIP number)

                              Arthur H. Amron, Esq.
                               Wexford Capital LLC
                             411 West Putnam Avenue
                               Greenwich, CT 06830
                                 (203) 862-7012

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            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                 January 3, 2006
             -------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 1 of 8 Pages

CUSIP No. 760276 10 5

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1.  Names of Reporting Persons.                                       WexAir LLC
    I.R.S. Identification Nos. of Above Persons (entities only) 06-1497977

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2.  Check the Appropriate Box if a Member of a Group                     (a) [ ]
    (See Instructions)                                                   (b) [ ]

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3.  SEC Use Only

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4.  Source of Funds (See Instructions)                                        OO

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5.  Check if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e)                                 [  ]

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6.  Citizenship or Place of Organization                                Delaware

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                       7.   Sole Voting Power                          9,001,823
    Number of Shares   ---------------------------------------------------------
    Beneficially       8.   Shared Voting Power (see Item 5 below)             0
    Owned by Each      ---------------------------------------------------------
    Reporting          9.   Sole Dispositive Power                     9,001,823
    Person With        ---------------------------------------------------------
                       10.  Shared Dispositive Power (see Item 5 below)        0
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially
    Owned by Each Reporting Person                                     9,001,823

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes
    Certain Shares (See Instructions)                                        [ ]

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13. Percent of Class Represented by Amount in Row (11)                     21.7%

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14. Type of Reporting Person (See Instructions)                               OO
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                                                               Page 2 of 8 Pages

CUSIP No. 760276 10 5

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1.  Names of Reporting Persons.                              Wexford Capital LLC
    I.R.S. Identification Nos. of Above Persons (entities only) 06-1442624

--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group                     (a) [ ]
    (See Instructions)                                                   (b) [ ]

--------------------------------------------------------------------------------
3.  SEC Use Only

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4.  Source of Funds (See Instructions)                                        OO

--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e)                                 [  ]

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6.  Citizenship or Place of Organization                             Connecticut

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                       7.     Sole Voting Power                           25,834
    Number of Shares   --------------------------------------------------------
    Beneficially       8.     Shared Voting Power (see Item 5 below)   9,001,823
    Owned by Each      --------------------------------------------------------
    Reporting          9.     Sole Dispositive Power                      25,834
    Person With        ---------------------------------------------------------
                       10.    Shared Dispositive Power
                              (see Item 5 below)                       9,001,823
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially
    Owned by Each Reporting Person                                     9,027,657

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes
    Certain Shares (See Instructions)                                        [ ]

--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)                     21.7%

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14. Type of Reporting Person (See Instructions)                               OO
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                                                               Page 3 of 8 Pages

CUSIP No. 760276 10 5

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1.  Names of Reporting Persons.                              Charles E. Davidson
    I.R.S. Identification Nos. of Above Persons (entities only)
    (Intentionally Omitted)

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2.  Check the Appropriate Box if a Member of a Group                     (a) [ ]
    (See Instructions)                                                   (b) [ ]

--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)                                        OO

--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e)                                 [  ]

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6.  Citizenship or Place of Organization                           United States

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                       7.     Sole Voting Power                                0
    Number of Shares   ---------------------------------------------------------
    Beneficially       8.     Shared Voting Power (see Item 5 below)   9,027,657
    Owned by Each      ---------------------------------------------------------
    Reporting          9.     Sole Dispositive Power                           0
    Person With        ---------------------------------------------------------
                       10.    Shared Dispositive Power
                              (see Item 5 below)                       9,027,657
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially
    Owned by Each Reporting Person                                     9,027,657

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes
    Certain Shares (See Instructions)                                        [ ]

--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)                     21.7%

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14. Type of Reporting Person (See Instructions)                               IN
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                                                               Page 4 of 8 Pages

CUSIP No. 760276 10 5

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1.  Names of Reporting Persons.                                 Joseph M. Jacobs
    I.R.S. Identification Nos. of Above Persons (entities only)
    (Intentionally Omitted)

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2.  Check the Appropriate Box if a Member of a Group                     (a) [ ]
    (See Instructions)                                                   (b) [ ]

--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)                                        OO

--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e)                                 [  ]

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization                           United States

--------------------------------------------------------------------------------
                       7.     Sole Voting Power                                0
    Number of Shares   ---------------------------------------------------------
    Beneficially       8.     Shared Voting Power (see Item 5 below)   9,027,657
    Owned by Each      ---------------------------------------------------------
    Reporting          9.     Sole Dispositive Power                           0
    Person With        ---------------------------------------------------------
                       10.    Shared Dispositive Power
                              (see Item 5 below)                       9,027,657
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially
    Owned by Each Reporting Person                                     9,027,657

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes
    Certain Shares (See Instructions)                                        [ ]

--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)                     21.7%

--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)                               IN
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                                                               Page 5 of 8 Pages

         This Amendment No. 3 to Schedule 13D modifies and supplements the
Schedule 13D initially filed on November 7, 2005, and amended by Amendment No. 1 to Schedule 13D filed on November 21, 2005, and Amendment No. 2 to Schedule 13D
filed on December 19, 2004 (as amended, the "Statement"), with respect to the common stock, $0.001 par value per share (the "Common Stock"), of Republic
Airways Holdings Inc., a Delaware corporation (the "Company"). Except to the extent supplemented by the information contained in this Amendment No. 3, the
Statement, as amended as provided herein, remains in full force and effect.
Capitalized terms used herein without definition have the respective meanings ascribed to them in the Statement.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

         Since the date of the Statement, the underwriter of the Offering exercised its over-allotment option and purchased from WexAir an additional
1,237,500 shares of Common Stock at the public offering price of $14.50 per share, less underwriting discount.

         As a result of the foregoing, the aggregate number and percentage (on the basis of 41,542,137 shares of Common Stock issued and outstanding, as reported in the Company's Form 10-Q filed November 4, 2005) of shares of Common
Stock beneficially owned by the Reporting Persons are as follows:

         WexAir LLC:
         (a)  Amount beneficially owned: 9,001,823
         (b)  Percent of class: 21.7%
         (c)  Number of shares as to which the person has:
              (i)    Sole power to vote or to direct the vote: 9,001,823
              (ii)   Shared power to vote or to direct the vote: 0
              (iii)  Sole power to dispose or to direct the disposition of:
                     9,001,823
              (iv)   Shared power to dispose or to direct the disposition of: 0

         Wexford Capital LLC:
         (a)  Amount beneficially owned: 9,027,657
         (b)  Percent of class: 21.7%
         (c)  Number of shares as to which the person has:
              (i)    Sole power to vote or to direct the vote: 25,834
              (ii)   Shared power to vote or to direct the vote: 9,001,823
              (iii)  Sole power to dispose or to direct the disposition of:
                     25,834
    `         (iv)   Shared power to dispose or to direct the disposition of:
                     9,001,823

         Charles E. Davidson:
         (a)  Amount beneficially owned: 9,027,657
         (b)  Percent of class: 21.7%
         (c)  Number of shares as to which the person has:
              (i)    Sole power to vote or to direct the vote: 0
              (ii)   Shared power to vote or to direct the vote: 9,027,657
              (iii)  Sole power to dispose or to direct the disposition of: 0
    `         (iv)   Shared power to dispose or to direct the disposition
                     of: 9,027,657

         Joseph M. Jacobs:
         (a)  Amount beneficially owned: 9,027,657
         (b)  Percent of class: 21.7%
         (c)  Number of shares as to which the person has:
              (i)    Sole power to vote or to direct the vote: 0
              (ii)   Shared power to vote or to direct the vote: 9,027,657
              (iii)  Sole power to dispose or to direct the disposition of: 0
              (iv)   Shared power to dispose or to direct the disposition of:
                     9,027,657

         Wexford Capital may, by reason of its status as managing member of
WexAir, be deemed to own beneficially the shares of Common Stock of which WexAir possesses beneficial ownership. Each of Charles E. Davidson and Joseph M. Jacobs may, by reason of his status as a controlling person of Wexford Capital, be deemed to own beneficially the shares of Common Stock of which WexAir and
Wexford Capital possesses beneficial ownership. Each of Charles E. Davidson,
Joseph M. Jacobs and Wexford Capital shares the power to vote and to dispose of the shares of Common

                                                               Page 6 of 8 Pages

Stock beneficially owned by WexAir and Wexford Capital. Each of Messrs. Davidson
and Jacobs disclaims beneficial ownership of the shares of Common Stock owned by
WexAir and Wexford Capital.

         Except as set forth above, the Reporting Persons have not effected any transactions in the Common Stock during the 60 days preceding the date of this
Amendment No. 3 to Schedule 13D.

                                    * * * * *

                                                               Page 7 of 8 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2006

                                   WexAir LLC

                                   By:  /s/ Arthur H. Amron
                                        ----------------------------------------
                                        Name:  Arthur H. Amron
                                        Title: Vice President and Assistant
                                               Secretary

                                   WEXFORD CAPITAL LLC

                                   By:  /s/ Arthur H. Amron
                                        ----------------------------------------
                                        Name:  Arthur H. Amron
                                        Title:   Principal and Secretary

                                   /s/ Charles E. Davidson
                                   ---------------------------------------------
                                   CHARLES E. DAVIDSON

                                   /s/ Joseph M. Jacobs
                                   ---------------------------------------------
                                   JOSEPH M. JACOBS

                                                               Page 8 of 8 Pages